Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-4 and related Prospectus of Clear Channel Worldwide Holdings, Inc. for the registration of $275,000,000 7.625% Series A Senior Subordinated Notes due March 15, 2020 and $1,925,000,000 7.625% Series B Senior Subordinated  Notes due March 15, 2020, and to the use of our report dated February 21, 2012 (except for Notes 2 and 13, as to which the date is June 20, 2012) included in the Current Report (Form 8-K) dated June 21, 2012, with respect to the consolidated financial statements and schedule of Clear Channel Outdoor Holdings, Inc. and the effectiveness of internal control over financial reporting of Clear Channel Outdoor Holdings, Inc., included in the Annual Report (Form 10-K) for the year ended December 31, 2011.

/s/ Ernst & Young LLP

San Antonio, Texas
June 20, 2012